UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Reports Q1 2021 Results

•	1Q 2021 Consolidated Group Revenue increased 5.5% year-over-year to reach RUB 123.9 bn.

•	1Q 2021 Group Adjusted OIBDA[1] increased 6.7% year-over-year to RUB 55.4 bn.

•	2021 Full-Year Guidance reconfirmed of at least 4% revenue growth, at least 4% OIBDA growth, and Cash CAPEX of approximately RUB 100-110 bn.

MOSCOW, May 18, 2021 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces its first-quarter 2021 financial and operating results.

Overall, the Company saw solid top-line performance across all key segments in Q1 2021. Consolidated Group Revenue increased 5.5% year-over-year to reach RUB 123.9 bn primarily driven by sales of handsets & accessories, core telecom services, and financial services, with additional positive contributions from the Company’s Digital & Cloud Solutions and Media verticals. Group Adjusted OIBDA accelerated in the quarter to 6.7% growth year-over-year, reaching RUB 55.4 bn.

Operationally, MTS continued to see robust dynamics in promising new areas beyond connectivity. In Fintech, MTS Bank net interest income grew 14.2% year-over-year and net commission income grew an exceptional 39.1% year-over-year. In Media, over-the-top video streaming users nearly tripled versus the year-ago-quarter (+189%) to reach 2.9 million.

Vyacheslav Nikolaev, President & CEO, commented: “Today, I’m happy to report that MTS is off to a strong start in 2021 having delivered a solid set of results in Q1. We achieved robust top-line performance across all of our four verticals — Telecom, Fintech, Media, and Cloud & Digital Solutions. Operationally, we continue to move at pace on our Customer Lifetime Value 2.0 strategy, expanding our product portfolio and driving penetration of bundled offerings throughout our subscriber base. Looking ahead, we see promising trends in 2021 — including rapid uptake in digital services as well as the easing of pandemic-related roaming headwinds — and we reaffirm our full-year guidance of more than 4% growth in both revenue and OIBDA as well as RUB 100-110 bn in Cash CAPEX.”

 1 Adjusted OIBDA for 1Q 2020 does not include a loss from impairment of non-current assets of RUB 319 mln. Adjusted OIBDA for 1Q 2021 does not include a reversal of impairment of non-current assets of RUB 5 mln.

1

Russia operational highlights

Telecom

•	In Q1 2021 Russia mobile service revenue grew 2.3% year-over-year to RUB 82.3 bn for the quarter.

•	Russia three-month active mobile subscribers held roughly steady in Q1 2021, notching downward slightly by around 110,000 quarter-on-quarter (-0.1%) to 78.4 m.

•	Russia sales of handsets and accessories grew 16.4% year-over-year in Q1 to RUB 15.5 bn.

•	Monthly active MyMTS app users increased 12.4% in Q1 year-over-year to 24.6 m.

•	Ecommerce sales doubled (+100.2%) year-over-year in Q1 to reach RUB 5.1 bn.

•	The MTS retail network stood at 5,334 owned/franchised stores in Russia at quarter-end.

Fintech

•	The MTS Bank gross retail loan portfolio grew 34.7% year-over-year in Q1 2021 to reach RUB 132.1 bn.

•	Net fee and commission income grew 39.1% year-over-year in Q1 2021 to RUB 2.2 bn, contributing approximately 35% of operating income before provisions.

•	MTS Bank net interest income for 3 months of 2021 increased 14.2% year-over-year to RUB 4.1 bn.

•	MTS Bank 3M 2021 net profit came in at RUB 1.4 bn — up significantly from RUB 0.2 bn in the year-ago period.

•	MTS Bank clients grew 4.8% year-over-year to reach 2.6 m.

•	MTS Bank mobile app users grew 31% year-over-year to 1.3 m.

Media

•	Over-the-top Pay-TV users nearly tripled versus the year-ago quarter (+189%), increasing from 1.0 to 2.9 million.

•	Total Pay-TV users grew 54% year-over-year in Q1 to reach 7.1 million.

Cloud & Digital Solutions

•	MTS IoT saw the number of subscriber devices grow by more than 20% year-over-year in Q1 2021.

•	MTS Cloud & Digital Solutions revenue grew in Q1 by 28% year-over-year.

2

Consolidated financial results

MTS Group key figures2 (RUB bn)

	1Q21	1Q20	Change, %
Revenue	123.9	117.5	5.5%
o/w Russia	122.5	116.0	5.6%
Adjusted OIBDA[3]	55.4	51.9	6.7%
o/w Russia[4]	54.2	51.0	6.3%
Operating profit	28.6	26.9	6.3%
Profit attributable to owners of the Company	16.2	17.7	-8.8%
Cash CAPEX[5]	29.3	20.2	45.1%
Net debt[6]	336.3	284.8	18.1%
Net debt / LTM Adjusted OIBDA[7]	1.5	1.3	n/a
Operating cash flow	14.3	39.5	-63.8%
Free cash flow ex-Bank & cash proceeds from sale of VF Ukraine	11.3	18.0	-37.1%

For Q1 2021, Group Revenue increased 5.5% year-over-year to reach RUB 123.9 bn. Growth was supported by sales of handsets and accessories amid robust smart device demand as well as by solid performance in core connectivity services in both mobile and fixed-line in Russia. In addition, areas beyond connectivity drove more than 1/3 of top-line year-over-year growth, led by Fintech — reflecting sustained loan and transaction revenue growth at MTS Bank — with solid contributions also coming from Media and Cloud & Digital Solutions.

Group Adjusted OIBDA in Q1 2021 accelerated to 6.7% year-over-year to reach RUB 55.4 bn on the back of positive impacts from core domestic connectivity services — which more than offset continued year-over-year roaming headwinds due to travel restrictions amid the COVID-19 pandemic — as well as MTS Bank and other factors.

Group Net Profit in Q1 2021 decreased 8.8% year-over-year to RUB 16.2 bn. versus Q1 2020. Net income was supported by operating profitability in both core telecom and MTS Bank, as well as lower financing costs. At the same time, these factors were more than offset by a high base effect from the year-ago quarter that saw a significant positive impact of FX and derivative operations recognized in Q1 2020, reflecting the Company’s steps taken to mitigate currency risk amid a weakening ruble environment.

Group Cash Capital Expenditures in Q1 2021 amounted to RUB 29.3 bn, of which Russia accounted for RUB 29.1 bn. Investment was primarily allocated to network development, with a focus on enhancing 4G capacity. In Q1 2021, MTS brought online more than 4,430 base stations in Russia.

 2 Financials for 2020 have been restated due to the deconsolidation of NVision Group.

3 Adjusted OIBDA for 1Q 2020 doesn’t include a loss from impairment of non-current assets of RUB 319m. Adjusted OIBDA for 1Q 2021 doesn't include a reversal of impairment of non-current assets of RUB 5 mln.

4 Adjusted OIBDA for 1Q 2020 doesn’t include a loss from impairment of non-current assets of RUB 342 m.

5 Net of cash proceeds under sharing agreement.

6 Excluding lease obligations.

7 Including the effects of IFRS 15 and 16.

3

For the three months ended March 31, 2021, Group Free Cash Flow excluding MTS Bank8 decreased RUB 6.7 bn year-over-year to RUB 11.3 bn, reflecting higher capital expenditures in Q1 2021 versus the year-ago period.

At the end of Q1 2021, MTS’s Gross Debt stood at RUB 422.4 bn (excluding debt issuance costs). The current portion of long-term debt amounted to RUB 37.3 bn as compared to RUB 57.3 bn in cash and equivalents, reflecting the Company’s continued commitment to maintain a healthy liquidity cushion. As of March 31, 2021, MTS’s gross debt weighted average interest stood at 6.3% — a decline of more than 100 b.p. year-over-year — and the Group’s Net debt ex-LL9 to Last-Twelve-Months Adjusted OIBDA ratio increased to 1.5x.

2021 Guidance

MTS currently forecasts 2021 Full-year Group Revenue to increase at least 4% year-over-year versus 2020, taking into consideration the following factors:

•	Growing revenue from MTS digital ecosystem services beyond connectivity;

•	A continued rational competitive environment in mobile connectivity in Russia;

•	The impact from mobile tariff adjustments;

•	Rising consumption of data and digital services;

•	Ongoing evolution of MTS’s retail network as well as growing ecommerce sales;

•	Potential partial recovery in international roaming if travel resumes amid an improving global COVID-19 outlook; and

•	Potential further macroeconomic and regulatory developments.

MTS currently forecasts Group adj. OIBDA will increase at least 4% in 2021 year-over-year, taking into consideration the following factors:

•	The impact from mobile tariff adjustments;

•	Potential partial recovery in international roaming if travel resumes amid an improving global COVID-19 outlook;

•	Ongoing evolution of MTS’s retail network as well as growing ecommerce sales;

•	The comparative base of one-offs recorded in 2020;

•	Continuing development of ecosystem products and potential improvement in their marginality;

•	Reducing SIM sales and lower subscriber churn;

•	Potential changes in labor costs; and

•	Potential further macroeconomic and regulatory developments.

FY2021 Cash CAPEX spending is estimated to be around RUB 100-110 bn including required investments under the Yarovaya Law (see below), due to a number of factors:

8 Free cash flow is presented excluding proceeds from sale of VF Ukraine.

9 Excluding lease liabilities.

4

•	Further incremental improvements and enhancements to LTE networks;

•	Continued investment in digital products and services;

•	Broader macroeconomic developments including FX volatility;

•	Development of commercial 5G solutions and their introduction into the Russian market; and

•	Developments in infrastructure and spectrum sharing projects in Russia.

Yarovaya Law

Under Russian Federal Law No 374-FZ enacted July 6, 2016 (also known as the “Yarovaya Law”), which governs data storage requirements, telecom operators are required to store voice and SMS communications, as well as Internet traffic for a period of up to six months. MTS forecasts the additional investment in data storage systems necessary to comply with the Yarovaya law at approximately RUB 50 bn over the five-year period H2 2018 through H1 2023 inclusive.

Shareholder returns

In April, the Board of Directors recommended that the AGM planned for June 23 approves the annual dividends of RUB 26.51 per ordinary MTS share (RUB 53.02 per ADS), or a total of RUB 53.0 billion (RUB 52,966,349,804.28), based on the Company’s full-year 2020 financial results, with a recommended record date to receive FY 2020 dividends of July 8, 2021.

In March, MTS launched a program to repurchase up to RUB 15 bn of shares of common stock and ADSs, including repurchases from Sistema Entities, through the end of calendar year 2021. The Repurchase Plan is executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and carried out by the Company's wholly-owned subsidiary Bastion LLC. Repurchases under the plan began in Q2 2021. As of May 14, 2021, Bastion had acquired 17,064,138 shares of Common Stock under the plan (including shares of Common Stock represented by ADSs) representing 0.85% of share capital issued by MTS. This amount includes repurchases from Sistema Entities as provided for in the plan. Total spending under the repurchase plan amounted to RUB 5,435,427,782 or an average price of RUB 318.53 per share.

5

Country performance

Russia10

(RUB bn)	1Q21	1Q20	Change, %
Revenue	122.5	116.0	5.6%
mobile	82.3	80.5	2.3%
fixed	15.9	15.3	4.4%
bank	9.8	8.3	17.9%
other services	0.9	1.0	-7.9%
sales of goods	17.4	14.5	19.6%
Adjusted OIBDA[11]	54.2	51.0	6.3%
margin	44.3%	44.0%	0.3 p.p.
Net profit	15.4	16.9	-8.9%
margin	12.6%	14.6%	-2.0 p.p.
# of MTS Retail stores[12]	5,334	5,510	-176

In 1Q 2021, Russia Revenue accounted for 99% of overall MTS Group Revenue. As a result, the discussion and analysis provided in the above section "Consolidated Financial Results" is likewise relevant to the Company's performance in Russia at a country level.

Armenia

(AMD bn)	1Q21	1Q20	Change, %
Revenue	11.5	12.9	-11.2%
OIBDA	5.9	6.1	-3.6%
margin	51.7%	47.6%	4.1 p.p.
Net profit	1.9	4.1	-53.1%
margin	16.7%	31.6%	-14.9 p.p.

In Armenia, Q1 2021 revenue declined 11.2% year-over-year to AMD 11.5 bn, reflecting declining sales of handsets and accessories in line with the Company’s retail optimization strategy as well as a reduced interconnect fees and lower roaming revenue amid the COVID-19 pandemic.

Armenia OIBDA in Q1 2021 declined 3.6% year-over-year to AMD 5.9 bn and net profit for 3m 2021 amounted to AMD 1.9 bn. Armenia Cash CAPEX to sales ratio was 12.0% in Q1 2021. At the end of Q1, 3M active subscribers in Armenia increased quarter-on-quarter by 1% to 2.2 m.

10 Financials for 2020 have been restated due to the deconsolidation of NVision Group.

11 Adjusted OIBDA for 1Q 2020 doesn't include a loss from impairment of non-current assets of RUB 342 mln.

12 Number of owned and franchised MTS stores in operation at the end of the reporting period.

6

Belarus

(BYN m)	1Q21	1Q20	Change, %
Revenue	314.0	281.2	11.7%
OIBDA	170.0	151.2	12.4%
margin	54.1%	53.8%	0.3 p.p.
Net profit	86.0	74.5	15.5%
margin	27.2%	26.5%	0.7 p.p.

In Belarus, which is not consolidated, MTS’s operations saw Q1 2021 revenue grow 11.7% year-over-year to BYN 314.0 m on the back of double-digit growth in core connectivity services as well as retail sales of handsets and accessories.

Belarus OIBDA likewise grew double-digits, up 12.4% year-over-year in Q1 2021 to reach BYN 170.0 m. 3M active subscribers remained roughly steady (-0.4% quarter-on-quarter) standing at 5.7 m at the end of March.

7

Recent company news

Corporate developments

At an Extraordinary General Meeting of Shareholders (EGM) on February 15, shareholders approved the reorganization of the Company through the merger of the following subsidiaries into MTS PJSC: STV LLC, Stream LLC, Oblachny Retail LLC, Oblachny Retail Plus LLC, MCN-Balashikha LLC, and NPO “PROGTECH” JSC.

Holders of MTS ordinary shares voting at the EGM against issues related to the consolidation or those who abstained from voting were eligible to submit their shares for repurchase at a designated price of RUB 328.18 per ordinary share, based on the weighted average trading price over the six months prior to December 17, 2020. In total, 9,805,921 ordinary shares were submitted that met the eligibility criteria, equivalent to RUB 3.2 bn (RUB 3,218,107,153.78). Settlement was completed by May 1 as provided for under the relevant regulations.

In addition, at the EGM shareholders voted to approve amendments to the MTS Charter in relation to the reorganization; to approve new Regulations on the Board of Directors, Management Board, President, and Auditing Commission; and to approve MTS’s participation in two Russian non-profit organizations: the Union of Builders of Communications & Information Technologies and the Union of InfoComm Design Engineers.

***

In March, the MTS Board of Directors (“BoD” or “the Board”) appointed MTS First Vice President for Customer Experience, Marketing, and Ecosystem Development Vyacheslav Nikolaev as President & CEO for a three-year term that began on March 13, 2021.

Vyacheslav (Slava) Nikolaev has worked at MTS for more than 15 years, most recently as First Vice President for Customer Experience, Marketing, and Ecosystem Development. He previously served as Vice President for Marketing (2017–2019) and before that as B2B Director (2011–2017). His earlier roles included Group Director for Commercial Control, Deputy Director for Regional Management at MTS Russia, as well as acting Director of MTS Russia. Before joining MTS, Vyacheslav worked as a supervising telecoms analyst, leading the sector research teams at Trust and Renaissance Capital.

Vyacheslav was born in 1970. He graduated from the Faculty of Computational Mathematics & Cybernetics at Lomonosov Moscow State University in 1992.

***

In March, MTS published its audited Consolidated Financial Statements under International Financial Reporting Standards (IFRS) for the twelve months ended December 31, 2020. The document can be found at the Company’s Investor Relations website at: http://ir.mts.ru/investors/financial-center/financial-results/

***

In March, the MTS Board of Directors approved a new stock buyback program (see above) that provides for the repurchase of MTS shares of Common Stock (including shares of Common Stock represented by ADSs) in the amount of up to RUB 15 bn through the end of calendar year 2021.

***

8

In April, Bastion LLC, MTS’s wholly owned subsidiary, acquired 430,000 MTS ordinary shares (0.02% of MTS PJSC share capital) for the Company’s long-term incentive program for senior management.

***

In April, the MTS Board of Directors called for and set June 23, 2021 as the date of the Company’s next Annual General Meeting of Shareholders (“the AGM”) to be held in absentia. The record date for participation is June 1, 2021.

The Board recommended that the AGM approve annual dividends of RUB 26.51 per ordinary MTS share (RUB 53.02 per ADR) based on the Company’s full-year 2020 financial results, equivalent to a total of RUB 53.0 billion (RUB 52,966,349,804.28) when including quasi-treasury shares owned by MTS subsidiaries. The Board recommended that the AGM set the record date for shareholders and ADR-holders entitled to receive dividends for the 2020 fiscal year for July 8, 2021.

Matters submitted to the AGM agenda by the Board also include:

•	Election of the members of the MTS Board of Directors;

•	Approval of the MTS PJSC Annual Report; MTS PJSC Annual Financial Statements, including MTS PJSC Profit & Loss Statement; and distribution of profits and losses of MTS PJSC based on FY 2020 results;

•	Approval of the composition of the Auditing Commission;

•	Approval of the Company’s auditor; and

•	Approval of the Company Charter as amended.

***

In April, the MTS Board of Directors approved the appointment of Olga Ziborova to the MTS Management Board as Vice President for Ecosystem Development & Marketing. Olga has worked at MTS for more than 15 years, most recently as Director for Ecosystem Marketing, overseeing the development and execution of MTS’s marketing strategy for new digital products and services as well as driving convergent offers and enhancing brand awareness.

MTS Digital Ecosystem

In April, MTS launched KION, a rebranded over-the-top (OTT) video streaming platform for mobile devices and smart TVs that features thousands of films and hundreds of TV channels. The platform will be the exclusive home for a slate of original MTS and partner content — KION Originals — including feature films, documentaries, and comedy and drama series. KION’s library will also be supplemented with content from MTS partner Channel One Russia, the country’s most-watched TV network.

ESG

In February, MTS Board Member Regina von Flemming was recognized as Russia’s leading independent corporate director in 2020 as part of the country’s annual Director of the Year Awards.

***

In March, the MTS Board of Directors approved the establishment of an ESG Committee (Committee on Corporate Governance, Environmental, and Social Responsibility) aimed at strengthening the Board’s oversight role across corporate governance, environmental initiatives, and corporate social responsibility.

9

The ESG Committee will be based on and broaden the scope of the former Corporate Governance Committee. The committee, which will develop MTS’s forward-looking ESG strategy, will be chaired by Independent Director Regina von Flemming and will also include Board members Valentin Yumashev, Konstantin Ernst, and Artem Zassoursky.

М&A

In January, MTS announced a RUB 60 m investment by the MTS Venture Fund for an approximately 10% stake in the Russian startup Airo, a platform aggregator for on-demand household and dry-cleaning services in Moscow and St. Petersburg with over 50,000 users.

***

In March, MTS’s wholly-owned subsidiary MTS Artificial Intelligence Center Limited Liability Company (“MTS AI”) invested around USD 10 mln in the startup Kneron. The investment is expected to enable MTS AI to receive exclusive distribution rights in Russia for Kneron’s state-of-the-art chips for smart devices as well as move toward creating its own line of AI-ready products leveraging Kneron’s technology.

***

In April, MTS announced the exercise of a call option with Zelenaya Tochka Group, a provider of broadband and digital TV services, to buy out the remaining 49% of Zelenaya Tochka’s share capital in several local fixed-line network operators. In February 2020, MTS acquired a 51% stake in Zelenaya Tochka Group — comprised of 13 local fixed-line internet providers — via an agreement that included a provision for a three-year call option on the remaining share capital.

Debt

In January, MTS together with the New Development Bank (NDB) set up by the BRICS group of countries announced the signing of a USD 300 m credit agreement (“the Agreement”) for digital infrastructure development. The Agreement provides for a credit line to be extended to MTS for 7 years that can be drawn down in either U.S. dollars, euros, or Chinese yuan. MTS intends to use the raised funds in further developing the company’s digital infrastructure, in particular including by expanding mobile network coverage in rural areas as well as investing in cloud computing capabilities.

***

In February, the Russia-based National Credit Ratings agency (NCR) assigned MTS a AAA.ru rating with a stable outlook — the agency’s highest possible assessment of creditworthiness — citing a number of positive factors influencing its decision, including: the Company’s high operating profitability, low debt leverage, ample liquidity, and sustained leadership position in the Russian mobile connectivity market. In addition, NCR separately assigned MTS Bank an ‘A.ru’ rating with a stable outlook.

***

In February, MTS further optimized its debt portfolio by prepaying several tranches in the total amount of RUB 1.6 bn under a three-year loan agreement with Cisco Capital secured in February 2019.

***

In February, MTS set a 6.25% rate for the next 10 coupons of the company’s BO-02 series bonds. Under a debt tender offer, the company repurchased 812,720 bonds in the amount of RUB 813 m with the next follow-on tender expected in five years.

***

10

In March, MTS fully repaid the company’s RUB 10 bn series 001P-02 bonds at maturity, with the aggregate final payment amounting to RUB 10.44 bn including the eighth coupon.

***

In March, the Expert RA agency upgraded MTS Bank’s credit rating to ‘ruA-’ with a stable outlook, citing the bank’s increasingly important role in the MTS digital ecosystem.

***

In March, MTS announced the issuance of the Company’s first social bonds — the RUB 4.5 bn exchange-traded series 001P-18 bonds with a maturity of 3 years and a coupon of 6.50%. MTS has earmarked the proceeds from the bond issuance for broadband infrastructure development to bring online nearly 5,000 socially important facilities such as schools and medical clinics. An opinion report by credit rating agency Expert RA confirmed that the series 001P-18 bonds are aligned with the Social Bond Principles (SBP) of the International Capital Markets Association (ICMA). MTS will report annually on the use of the proceeds, and bond holders will have the right to demand full early repayment in case of misuse of funds.

***

During the course of Q1, MTS drew RUB 555 m from a RUB 4.5 bn credit line with VEB.RF at a preferential interest rate provided for under a government program aimed at stimulating domestic digital hardware and software development, as well as local IT training.

Mobile connectivity (LTE/5G)

In February, MTS announced two commercial private LTE projects: (1) a project to deploy a commercial LTE/5G-ready private network for global steel and mining company EVRAZ and (2) the deployment of a pilot underground LTE network to support mining operations for Russia’s Uralkali, one of the world’s largest producers of potash.

***

In March, MTS launched Russia’s first multi-location pilot 5G network for end consumers. The new network covers 14 highly-trafficked public spaces in Moscow and will provide 5G connectivity at speeds of up to 1.5 Gbps to invited subscribers with compatible 5G smartphones.

***

In March, MTS together with Ericsson, Motorola, and Qualcomm Technologies, Inc. successfully achieved multi-gigabit download speeds above 4 Gbps on a pilot 5G mmWave network connected to a flagship Motorola edge+ smartphone. The landmark milestone sets a new data transfer speed record for a commercially available smartphone in Russia and Europe.

***

In March, MTS opened a new 5G center in St. Petersburg to serve as a platform for Russian and international developers to develop cutting-edge products leveraging fifth-generation connectivity. More information at https://5g.startup.mts.ru.

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Partnerships

In January, MTS and Vodafone Group PLC announced the extension of the companies’ existing strategic partnership through to 2023. The new agreement further builds on the companies’ successful track record of close collaboration across procurement, marketing, and network operations that stretches back to 2008.

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Q1 2021 Conference Call Details

MTS management will be holding a conference call on May 18, 2021 to discuss the Company’s Q1 2021 results beginning at 6:00 p.m. Moscow time (MSK).

To take part in the conference call, please dial one of the following telephone numbers and enter confirmation code: 47897830#

From Russia: +7 495 646 93 15 (Local access) 8 800 500 98 63 (Toll free)

From the UK: +44 207 194 37 59 (Local access) 0800 376 61 83 (Toll free)

From the US: +1 844 286 06 43 (Toll free)

A live webcast of the call will also be available at: https://www.webcast-eqs.com/mobiletele20210518

A replay of the conference call will be available for 10 days at the following telephone numbers: From Russia: +7 495 249 16 71 (Local access), from the UK: +44 203 364 51 47 (Local access), from the US: +1 646 722 49 69 (Local access)

Replay pass code: 425005872#

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Cautionary note on forward-looking statements

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Note on financial measures & definitions

This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

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OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows13:

Group (RUB bn)	Q1’20	Q2’20	Q3’20	Q4’20	Q1’21
Operating profit	26.9	26.3	33.5	26.1	28.6
Add: D&A	24.7	24.6	25.3	25.6	26.8
Loss from impairment of non-current assets	0.3	0.9	-0.02	0.8	-
Adjusted OIBDA	51.9	51.9	58.9	52.5	55.4

Russia (RUB bn)	Q1’20	Q2’20	Q3’20	Q4’20	Q1’21
Operating profit	26.4	25.7	32.7	25.5	28.0
Add: D&A	24.3	24.2	24.8	25.0	26.2
Loss from impairment of non-current assets	0.3	0.9	-	0.8	-
Adjusted OIBDA	51.0	50.8	57.5	51.4	54.2

Armenia (RUB m)	Q1’20	Q2’20	Q3’20	Q4’20	Q1’21
Operating profit	411	407	575	304	271
Add: D&A	433	483	517	573	568
OIBDA	844	890	1 092	877	839

Adjusted OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’20	Q2’20	Q3’20	Q4’20	Q1’21
Operating margin	22.9%	22.7%	26.3%	19.5%	23.1%
Add: D&A	21.0%	21.2%	19.9%	19.1%	21.6%
Loss from impairment of non-current assets	0.3%	0.8%	0.0%	0.6%	0.0%
Adjusted OIBDA margin	44.2%	44.7%	46.2%	39.3%	44.7%

Russia	Q1’20	Q2’20	Q3’20	Q4’20	Q1’21
Operating margin	22.8%	22.4%	26.0%	19.4%	22.9%
Add: D&A	20.9%	21.0%	19.7%	19.0%	21.4%
Loss from impairment of non-current assets	0.3%	0.8%	-	0.6%	-
Adjusted OIBDA margin	44.0%	44.2%	45.7%	38.9%	44.3%

13 Totals may add up differently due to rounding

15

Armenia	Q1’20	Q2’20	Q3’20	Q4’20	Q1’21
Operating margin	23.2%	23.1%	28.3%	19.0%	16.7%
Add: D&A	24.5%	27.4%	25.5%	35.7%	35.0%
OIBDA margin	47.7%	50.5%	53.8%	54.7%	51.7%

Free cash flow ex-Bank can be reconciled to our free cash flow as follows:

Group (RUB bn)	Q1’20	Q2’20	Q3’20	Q4’20	Q1’21
Group free cash flow	17.5	7.4	24.8	13.5	-13.7
Less: Bank free cash flow	-0.5	-7.5	3.4	2.6	-26.3
Free cash flow ex-Bank	18.0	14.8	21.3	10.9	12.6

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, swap and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. Our net debt calculation may not be similar to the net debt calculation of other companies. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Our free cash flow calculation may not be similar to the free cash flow calculation of other companies. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•	shows traffic-generating activity or

•	accrues a balance for services rendered or

•	is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

16

Consolidated financial statements

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(Amounts in millions of RUB except per share amount)

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Service revenue	106562	102823
Sales of goods	17378	14652
Revenue	123940	117475

Cost of services	(30430)	(29202)
Cost of goods	(16594)	(13311)

Selling, general and administrative expenses	(21498)	(22173)
Depreciation and amortization	(26784)	(24678)
Operating share of the profit of associates and joint ventures	1293	1092
Impairment of non-current assets	5	(319)
Other operating expenses	(1353)	(2009)
Operating profit	28579	26875

Other income / (expenses):
Finance income	864	778
Finance costs	(9467)	(10309)
Other income	339	5165
Total other expenses, net	(8264)	(4366)

Profit before tax from continuing operations	20315	22509

Income tax expense	(4113)	(4615)

Profit for the period from continuing operations	16202	17894

Discontinued operation:

Profit after tax for the period from discontinued operation	145	23

Profit for the period	16347	17917

Profit for the period attributable to non-controlling interests	(176)	(176)
Profit for the period attributable to owners of the Company	16171	17741

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	248	3163
Other comprehensive income for the period	248	3163

Total comprehensive income for the period	16595	21080
Less comprehensive income for the period attributable to the noncontrolling interests	(176)	(176)
Comprehensive income for the period attributable to owners of the Company	16429	20904

Weighted average number of common shares outstanding, in thousands - basic	1726941	1772872
Earnings per share attributable to the Group - basiс:
EPS from continuing operations	9.28	9.99
EPS from discontinued operation	0.08	0.01
Total EPS - basic	9.36	10.00

Weighted average number of common shares outstanding, in thousands - diluted	1727585	1775359
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	9.28	9.98
EPS from discontinued operation	0.08	0.01
Total EPS - diluted	9.36	9.99

17

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND AS OF December 31, 2020
(Amounts in millions of RUB)

	As of March 31,	As of December 31,
	2021	2020
NON-CURRENT ASSETS:
Property, plant and equipment	285 044	284 804
Investment property	2 039	1 889
Right-of-use assets	131 442	130 503
Intangible assets	127 356	128 144
Investments in associates and joint ventures	8 810	8 555
Other investments	9 704	9 488
Deferred tax assets	9 587	8 778
Accounts receivable, related parties	5 219	5 209
Bank deposits and loans to customers	71 395	63 992
Other financial assets	10 197	9 738
Other assets	5 773	5 749
Total non-current assets	666 566	656 849

CURRENT ASSETS:
Inventories	17 115	15 204
Trade and other receivables	34 562	32 868
Accounts receivable, related parties	9 065	8 980
Bank deposits and loans to customers	58 610	52 676
Short-term investments	25 212	23 434
VAT receivable	9 076	8 877
Income tax assets	3 505	4 660
Assets held for sale	344	667
Cash and cash equivalents	57 267	85 405
Other financial assets	23 317	23 975
Advances paid and prepaid expenses and other assets	4 567	5 608
Total current assets	242 640	262 354
Total assets	909 206	919 203
EQUITY:
Equity attributable to owners of the Company	44 981	28 700
Non-controlling interests	4 166	3 990
Total equity	49 147	32 690

NON-CURRENT LIABILITIES:
Borrowings	384 959	395 143
Lease obligations	135 366	134 637
Bank deposits and liabilities	1 485	1 883
Deferred tax liabilities	19 218	19 191
Provisions	5 157	5 128
Other financial liabilities	7	14
Other liabilities	1 947	1 903
Total non-current liabilities	548 139	557 899

CURRENT LIABILITIES:
Trade and other payables	50 049	56 017
Accounts payable, related parties	1 281	3 146
Borrowings	37 206	34 125
Lease obligations	17 775	16 177
Bank deposits and liabilities	150 900	165 794
Income tax liabilities	871	753
Provisions	15 082	13 460
Other financial liabilities	1 109	1 109
Other liabilities	37 647	38 033
Total current liabilities	311 920	328 614
Total equity and liabilities	909 206	919 203

18

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(Amounts in millions of RUB)

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Profit for the period	16347	17917

Adjustments for:
Depreciation and amortization	26784	24701
Finance income	(864)	(778)
Finance costs	9467	10309
Income tax expense	4113	4629
Net foreign exchange gain and change in fair value of financial instruments	(421)	(5259)
Share of profit of associates and joint ventures	(1326)	(1157)
Impairment of non-current assets	(5)	319
Loss from sale of Ukraine operations	54	-
Inventory obsolescence expense	152	304
Allowance for doubtful accounts	132	(386)
Bank reserves	2017	2003
Change in provisions	1669	2738
Other non-cash items	(1062)	(474)

Movements in operating assets and liabilities:
Increase in trade and other receivables and contract assets	(647)	(443)
Increase in bank deposits and loans to customers	(15312)	(9841)
(Increase) / decrease in inventory	(2111)	590
Increase in VAT receivable	(216)	(334)
Decrease in advances paid and prepaid expenses	590	626

Increase in trade and other payables, contract liabilities and other current liabilities	2860	1369
(Decrease) / increase in bank deposits and liabilities	(15547)	6112
Dividends received	706	268
Income taxes paid	(3608)	(5311)
Interest received	548	292
Interest paid, net of interest capitalized	(10002)	(8690)
Net cash provided by operating activities	14318	39504

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(18240)	(14361)
Purchases of other intangible assets	(11109)	(5844)
Cost to obtain and fulfill contracts, paid	(1349)	(1188)
Proceeds from sale of property, plant and equipment and assets held for sale	1464	782
Purchases of short-term and other investments	(4124)	(2730)
Proceeds from sale of short-term and other investments	2154	2794
Investments in associates and joint ventures	(60)	(1415)
Cash (payments) / proceeds related to swap contracts	(35)	3722
Proceeds from sale of subsidiaries, net of cash disposed	1272	-
Other investing activities	77	-
Net cash used in investing activities	(29950)	(18240)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans	(2348)	(43294)
Proceeds from loans	828	105235
Repayment of notes	(10813)	(9277)
Proceeds from issuance of notes	4350	15000
Notes and debt issuance cost paid	(55)	(18)
Lease obligation principal paid	(4474)	(3920)
Dividends paid	-	(22917)
Repurchase of common stock	(200)	-
Net cash (used in) / provided by financing activities	(12712)	40809

Effect of exchange rate changes on cash and cash equivalents	142	1020

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS:	(28202)	63093

CASH AND CASH EQUIVALENTS, at beginning of the period	85469	38070

CASH AND CASH EQUIVALENTS, at end of the period	57267	101163

19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: May 18, 2021